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                                                             EXHIBIT 12(a)(1)(i)

                              [Plains Letterhead]

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November 30, 2000



To the holders of the Series G Cumulative Convertible
 Preferred Stock of Plains Resources Inc.


     This letter is to inform each holder of the Series G Cumulative Convertible Preferred Stock (the "Series G") of Plains Resources Inc., a Delaware corporation (the "Company"), that the Company is offering to each such holder the right to exchange one share of the Company's Series H Convertible Preferred Stock (the "Series H") for every share of Series G that is validly tendered to the Company by December 28, 2000 (the "Exchange Offer"). In order to participate in the Exchange Offer, the Company must receive your executed Letter of Transmittal, which is enclosed with this letter, and you must validly tender your Series G stock certificates no later than December 28, 2000.

     In addition to the Exchange Offer, the Company is electing, pursuant to the provisions of the Certificate of Designation, Preferences and Rights for the Series G, to redeem for cash all of the outstanding shares of Series G that are not exchanged in the Exchange Offer on December 31, 2000.

     Enclosed with this letter are (i) an Offering Circular and Notice of Redemption, (ii) Letter of Transmittal, (iii) a copy of the form of Certificate of Designation, Preferences and Rights for the Series H, and (iv) Second Amendment to the Stock Purchase Agreement between the Company and holders of the Series G.

     We urge you to carefully read the enclosed materials, including the section entitled "What Are My Options as a Holder of Series G Shares" beginning on page 3 of the Offering Circular and Notice of Redemption.


                                         Very truly yours,


                                         Plains Resources Inc.